ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 14, 2018 BY EDGAR	Keith MacLeod 617-951-7475 keith.macleod@ropesgray.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Premier Multi-Series VIT (File Nos. 333-182079, 811-22712) Responses to Comments on NFJ Dividend Value Portfolio Preliminary Proxy Statement

Dear Mr. Oh:

On January 29, 2018, Premier Multi-Series VIT (the “Trust”) filed a preliminary proxy statement pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The proxy statement relates to the proposed plan to liquidate the NFJ Dividend Value Portfolio, a series of the Trust (the “Portfolio”), on or about April 20, 2018. On February 9, 2018, you provided us orally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement. Summaries of your comments and the Trust’s responses are set forth below.

1.	Comment: Please confirm that the Portfolio will stay current on all filing obligations until liquidation is consummated.

Response: The Trust confirms that the Portfolio will stay current on all filing obligations until liquidation is consummated.

2.	Comment: Once liquidation is consummated, please ensure that the series/class identifiers on the EDGAR system are marked as “inactive.”

Response: The Trust will make the requested changes on the EDGAR system.

3.	Comment: Please confirm that the Trust will use reasonable efforts to locate all shareholders of the Portfolio and all owners of contracts with value allocated to the Portfolio through a separate account.

Response: The Trust confirms that, in connection with the distribution of proxy materials, it will use reasonable efforts to locate all shareholders of the Portfolio and all owners of contracts with value allocated to the Portfolio through a separate account.

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4.	Comment: Please confirm that the Trust will decide on the collectability of the Portfolio’s receivables and will include in the costs of liquidation any receivables it believes will not be collected.

Response: The Trust notes that receivables that are expected to settle post liquidation will be funded by AllianzGI U.S. so that there is no write-down to the Portfolio’s net asset value.

5.	Comment: Please confirm that Financial Accounting Standards Board FAS5 and Accounting Standards Codification 450 will be used in accounting for the liquidation, i.e., that the Portfolio has set aside an appropriate amount of assets to cover its liabilities.

Response: The Portfolio is not required to do a liquidation basis of accounting in connection with the liquidation. As of the last financial statement date of 12/31/17, there were no known contingencies for which to accrue related to the liquidation. All current liabilities of the Portfolio can be covered by the Portfolio’s current assets.

6.	Comment: Please ensure that all references to the vote on which contract owners are being asked to provide instructions are consistent and refer to the plan of liquidation, not the liquidation itself.

Response: The Trust will ensure that, in the definitive proxy statement, all references to the vote on which contract owners are being asked to provide instructions are consistent. The specific vote on which contract owners are being asked to provide instructions is to approve a proposal to liquidate the Portfolio, as set forth in the plan of liquidation that was adopted by the Trust’s Board of Trustees.

7.	Comment: Concerning the statement in the Q&A that “If you do not submit such instructions, immediately following the Liquidation, any Contract value representing liquidation proceeds from the Portfolio will be transferred to another investment option determined by the Insurance Company Sponsor that issued your Contract,” please (a) specify the investment options into which contract owners’ contract value allocated to the Portfolio will be transferred and (b) provide a brief basis for being able to effect this substitution in the context of a liquidation.

Response: The Trust notes that the fund into which the contract value allocated to the Portfolio of contract owners who do not provide transfer instructions prior to liquidation will be transferred is specified in letters from the insurance company sponsors of the separate account shareholders of the Portfolio that will accompany the mailing of the definitive proxy statement to contract owners and that the summary prospectus of the substituted fund will be attached to these letters. Because these letters from the insurance company sponsors and the

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attached summary prospectus of the substituted fund will accompany the definitive proxy statement, the Trust will file them on the EDGAR system as definitive additional proxy materials.

Concerning the basis for being able to effect a substitution of contract owners’ investment in the context of a liquidation, the Trust submits that the substitution has been structured to comply with Northwestern National Life Ins. Co., pub. avail. Apr. 10, 1995. Article IX, Section 4 of the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Portfolio may be terminated by the Trust’s Board of Trustees by written notice to shareholders. The Declaration of Trust does not require shareholder approval for termination of the Portfolio. However, the insurance company separate accounts investing in the Portfolio are “unit investment trusts” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). Section 26(c) of the 1940 Act requires that the sponsor of a unit investment trust holding the securities of a single issuer cannot substitute another security for that security without the approval of the Commission. The Staff has granted no-action relief from the requirement to seek an approval order under Section 26(c) of the 1940 Act. Here, because Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York, the insurance company sponsors for separate accounts holding 100% of the Portfolio’s outstanding shares, are corporate affiliates of the investment adviser to the Portfolio, the specific form of no-action relief is Northwestern, which granted relief from the necessity of seeking the approval of the Commission for the substitution of securities in circumstances where contract owners would have the opportunity to vote on the transactions that resulted in the substitution. Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York have informed the Trust that they believe they may rely on Northwestern, provided that the liquidation of the Portfolio is approved by shareholders in the manner reflected in the Trust’s intended filings, and for this reason the Trust’s Board of Trustees is seeking shareholder approval of the plan of liquidation.

8.	Comment: The Staff notes the statement in the Q&A that “The actual amount to be received is subject to significant uncertainties and is not possible to predict at this time.” Both here and in the body of the proxy statement, please (a) highlight this statement and (b) provide an estimate of the costs of liquidation and their impact on shareholders/contract owners.

Response: The Trust will highlight this disclosure in the definitive proxy statement. It also plans to add the following to the definitive proxy statement:

Q&A: The liquidation proceeds will be net of expenses associated with the Liquidation (however, Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost of this proxy solicitation). The expenses associated with the Liquidation will consist primarily of transaction costs associated

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with liquidating the Portfolio’s investment portfolio, which costs, given the relatively liquid market for the securities in the Portfolio’s investment portfolio, Allianz Global Investors U.S. LLC does not expect to exceed $5,000, although market factors cannot be predicted. The actual amount to be received by Contract Owners who do not transfer Contract value before the Liquidation is subject to significant uncertainties and is not possible to predict at this time.

Proxy Statement: The Portfolio will not bear the cost of this proxy solicitation, which is expected to be approximately $6,843. Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost of this proxy solicitation. The Portfolio will, however, bear the other expenses associated with the Portfolio’s liquidation~~, including the~~. These expenses will consist primarily of transaction costs associated with liquidating ~~its~~the Portfolio’s investment portfolio~~.~~, which costs, given the relatively liquid market for the securities in the Portfolio’s investment portfolio, Allianz Global Investors U.S. LLC does not expect to exceed $5,000, although market factors cannot be predicted. The actual amount to be received by Contract Owners who do not transfer Contract value before the liquidation is subject to significant uncertainties and is not possible to predict at this time.

9.	Comment: Pursuant to Item 1(b) of Schedule 14A, the first page of the proxy statement should state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders.

Response: In the definitive proxy statement, the Trust will update the approximate date of mailing that was included on the first page of the preliminary proxy statement.

10.	Comment: In the “Description of Voting” section of the proxy statement, please clarify that that an abstention counts as a vote against the proposal.

Response: The Trust plans to add the following to the definitive proxy statement:

An Insurance Company Sponsor (as shareholder of record) will vote all shares for which voting instructions are timely received in accordance with such instructions. If no specification is made on a properly executed and timely received voting instruction card, the shares will be voted “FOR” the Proposal. A vote to “ABSTAIN” will not count as a vote in favor of the Proposal and will have the same effect as a vote against the Proposal.

11.	Comment: In “Board Considerations in Approving the Proposed Liquidation,” please specify the date on which the Trust’s Board of Trustees met to determine that liquidation of the Portfolio would be in the best interests of the Portfolio and its shareholders and contract owners.

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Response: The Trust will specify the date of January 22, 2018 in this statement in the definitive proxy statement.

12.	Comment: In “Board Considerations in Approving the Proposed Liquidation,” please consider adding more on why the Trust thinks the Portfolio may not be viable on a continuing basis (e.g., if there has been a noticeable trend in assets).

Response: The Trust plans to add the following to the definitive proxy statement:

At a meeting ~~in~~on January 22, 2018, after careful consideration, the Board determined that the Liquidation would be in the best interests of the Portfolio, its shareholders and the Contract Owners. The Board considered that the Portfolio has recently experienced significant outflows, that the Portfolio may not be viable on a continuing basis at its current asset level and that the Portfolio is unlikely to experience significant asset growth in the foreseeable future.

13.	Comment: If the Trust’s Board of Trustees considered any alternative to liquidation of the Portfolio, such as merging with another fund, please disclose such alternative and the Board of Trustees’ considerations.

Response: The Trust’s Board of Trustees did not give significant consideration to any alternatives to liquidation to the degree that the Trust believes would warrant disclosure in the proxy statement. The Trust’s Board of Trustees did not give significant consideration to a merger with another fund in light of the fact that there are no other variable insurance portfolios overseen by the Trust’s Board of Trustees with substantially similar investment objectives and policies into which the Portfolio might be merged.

14.	Comment: In the “Expenses of Liquidation” section of the “Summary of the Plan,” please give a range of the dollar amount of expenses to be incurred. Please emphasize here the importance of contract owners’ providing transfer instructions prior to liquidation in order to preserve value.

Response: The Trust plans to revise the expense language in the definitive proxy statement as marked below:

Expenses of Liquidation. ~~Expenses incurred by or allocable to the Portfolio in carrying out the liquidation of its portfolio will be borne by the Portfolio. However,~~ Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, and not

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the Portfolio, will bear expenses relating to this solicitation. However, the Portfolio will bear the other expenses associated with the Liquidation. These expenses will consist primarily of transaction costs associated with liquidating the Portfolio’s investment portfolio, which costs, given the relatively liquid market for the securities in the Portfolio’s investment portfolio, Allianz Global Investors U.S. LLC does not expect to exceed $5,000, although market factors cannot be predicted. In order to minimize the effect of any expenses of the Liquidation on Contract Owners’ Contract value allocated to the Portfolio, Contract Owners are encouraged to transfer their investment in the Portfolio prior to the date of the Liquidation.

15.	Comment: In “Information Concerning Outstanding Shares,” please disclose the impact that control persons may have on the outcome of the vote.

Response: The Trust plans to add the following to the definitive proxy statement:

Allianz Life Insurance Company of North America may be deemed to be a control person of the Portfolio by virtue of record ownership of more than 25% of the outstanding voting securities of the Portfolio through its separate account as of the Record Date. Control persons may be able to determine the outcome of issues that are submitted to shareholders for vote.

16.	Comment: If applicable, please provide disclosure in response to Item 23 of Schedule 14A.

Response: The Trust plans to add the following section under “Other Information” in the definitive proxy statement:

Proxy Statement Delivery

“Householding” is the term used to describe the practice of delivering one copy of a document to a household of shareholders or Contract Owners instead of delivering one copy of a document to each shareholder or Contract Owner in the household. Shareholders or Contract Owners who share a common address and who have not opted out of the householding process should receive a single copy of the Proxy Statement together with, as applicable, one proxy card for each shareholder or one voting instruction card for each Contract. A shareholder or Contract Owner who received more than one copy of the Proxy Statement may elect to household in the future; a shareholder or Contract Owner who received a single copy of the Proxy Statement may opt out of householding in the future; and a shareholder or Contract Owner may, in any event, obtain an additional copy of this Proxy Statement by writing to the Portfolio at the following address: c/o Allianz Global Investors Distributors LLC, 1633 Broadway, New York, NY 10019.

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17.	Comment: Please provide, via EDGAR, a response letter addressed to me in advance of mailing the definitive proxy statement.

Response: The Trust confirms that it will provide, via EDGAR, a response letter addressed to you in advance of mailing the definitive proxy statement to shareholders and contract owners.

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Should you have any questions, please do not hesitate to call me at (617) 951-7475. Thank you for your assistance.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod, Esq.

cc:	Craig Ruckman, Esq.

George B. Raine, Esq.

Robert Schmidt, Esq.

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